Exhibit 99.1
Canadian Solar Announces Pricing of
its Follow-On Public Offering of Common Shares
Jiangsu, China, July 17, 2008 — Canadian Solar Inc. (NASDAQ: CSIQ) (“Canadian Solar” or the “Company”) today announced further details regarding its follow-on public offering of common shares (the “Offering”).
Details of the Offering
A total of 3,500,000 common shares are being sold in the Offering at a price of $34.00 per share. In addition, the underwriters have been granted a 30-day option to purchase up to 525,000 common shares from the Company solely to cover over-allotments. The Company’s common shares are traded on the Nasdaq Global Market under the ticker symbol “CSIQ.”
Deutsche Bank Securities Inc. and Piper Jaffray & Co. are acting as joint bookrunners for the Offering. The underwriters expect to deliver the common shares to purchasers on or about July 22, 2008, subject to the satisfaction of customary closing conditions.
This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The Offering is made only by means of a prospectus supplement forming a part of the registration statement. A copy of the prospectus supplement relating to the offering may be obtained by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Floor 2, Jersey City, NJ 07311-3901, by telephone at 1-800-503-4611, or by e-mail at prospectusrequest@list.db.com; or by contacting Piper Jaffray & Co., Attn: Beth Davidge, 800 Nicollet Mall, Suite 800, Minneapolis MN 55402, by telephone at 1-877-371-5212, or by e-mail at Beth.k.davidge@pjc.com.
On closing of the Offering, before any exercise of the over-allotment option, there will be 35,629,138 shares in issue.
Certain statements in this press release may be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Generally, the words “believe,” “expect,” “intend,” “anticipate,” “will,” “may” and similar expressions identify forward-looking statements. These statements are only predictions. The Company makes these forward-looking statements based on information available on the date hereof, and it has no obligation (and expressly disclaims any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. See the Company’s Form 20-F for the period ended December 31, 2007 for a further discussion of these and other risks and uncertainties applicable to the Company’s business.